United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Christina Chalk, Shane Callaghan, and Eddie Kim

Re:	SideChannel, Inc.
Schedule TO-I Filed November 7, 2023
File No. 005-83375

Dear Ms. Chalk:

We are submitting this letter in response to your letter dated November 21, 2023 addressed to SideChannel, Inc. (the “Company”). For your convenience the Staff’s comments are set forth in italics followed by our responses.

We intend to file an amended Schedule TO-I (“Amended Schedule TO”) responding to the comments in your letter which will include an amended Offer to Exchange (“Amended Offer”) and an amended Filing Fee Table (“Amended Exhibit 107”).

Schedule TO-I Filed November 7, 2023

General

1.	The cover page of your Schedule TO includes a check box for offsetting filing fees and related captions. This is not included in the current version of Schedule TO and should be removed from future filings.

The check box for offsetting filing fees and related captions will be removed from the Amended Schedule TO and any subsequent amendments that may be needed for this tender.

SideChannel, Inc. Schedule TO-I Filed November 7, 2023 File No. 005-83375 Page 2

2.	See the comment above. We note that the filing fee calculation included on the cover page of your Schedule TO and the supporting table filed as Exhibit 107 only factor in the maximum amount of new Shares in determining the transaction value. Please update the transaction value, and filing fee, to also reflect the maximum amount of New Warrants that may be issued in the Offer. See Exchange Act Rule 0-11(b)(2). Additionally, please revise Exhibit 107 to conform with the format specified in Schedule TO under the heading “Calculation of Filing Fee Tables.”

An Amended Exhibit 107 which conforms with the format specified in Schedule TO under the heading “Calculation of Filing Fee Tables” will be filed as an exhibit to the Amended Schedule TO. The Amended Exhibit 107 will include the New Warrants in the transaction value based on the New Warrant exercise price of eighteen cents ($0.18).

3.	Throughout the Offer to Exchange, we have noticed several instances where the undefined term “Warrants” is used instead of 2021 Investor Warrants. Please revise to consistently use the defined term 2021 Investor Warrants, or another defined term, to refer to the warrants that are subject to the Offer to Exchange to prevent any confusion about who is eligible to participate in the Offer.

Instances where the undefined term “Warrants” was used in the Offer to Exchange will be replaced with “2021 Investor Warrants” in the Amended Offer.

4.	Throughout your Schedule TO and the Offer to Exchange, we have noticed several instances where references to the New Warrants appear to be missing as part of the Offer’s consideration. For example, Item 7(a) of your Schedule TO only refers to funding not being required to issue the new Shares. Additionally, Section 10 of the Offer to Exchange (Material U.S. Federal Income Tax Consequences) only considers the tax consequences of exchanging the 2021 Investor Warrants for the Shares. Please revise.

In the Amended Schedule TO, we will correct references to consideration to include “Shares and New Warrants”.

No funds will be paid by the Company to exchanging 2021 Investor Warrant holders who participate in the exchange in connection with the Offer. The Company will use funds on hand to pay the other expenses of issuing the Shares and New Warrants.

Instances in the Offer to Exchange where consideration refers to Shares only and erroneously excludes New Warrants will be corrected in the Amended Offer to include Shares and New Warrants.

SideChannel, Inc. Schedule TO-I Filed November 7, 2023 File No. 005-83375 Page 3

5.	Under Item 4(a) of your Schedule TO, you state that “[o]ur Certificate of Incorporation authorizes the issuance of 10,0000,000 [sic] undesignated shares of Preferred Stock . . . .” Please revise to disclose the correct number of shares.

The Amended Schedule TO will contain a statement that corrects the authorized undesignated shares of Preferred Stock to 10,000,000.

6.	Refer to the following statement made on page iii of the Offer to Exchange: “If you want to tender your 2021 Investor Warrants, but your other required documents cannot be delivered to the Company before the Expiration date of the Offer, then you can still tender your 2021 Investor Warrants if you comply with the procedures described in Section 2.” As there are no guaranteed delivery procedures outlined in Section 2 of the Offer to Exchange, please revise to clarify what specific procedures you are referring to here or delete.

The Amended Offer will delete the language “If you want to tender your 2021 Investor Warrants, but your other required documents cannot be delivered to the Company before the Expiration date of the Offer, then you can still tender your 2021 Investor Warrants if you comply with the procedures described in Section 2.”

7.	Revise the Offer to Exchange to include a section prominently describing all material terms of the New Warrants being offered. We note that the features of the New Warrants were amended on November 14, 2023 at a time when, according to Amendment No. 1 to your Schedule TO, approximately 23% of the 2021 Investor Warrants have already been tendered. Given the materiality of changing the offer consideration, including removing the Cashless Exercise restriction from the New Warrants, the amended Offer to Exchange addressing these comments should be disseminated to target security holders in the same manner as was done with the initial Offer to Exchange, with sufficient time remaining in the Offer Period for target security holders to react to these changes. Please confirm your understanding in your response letter.

We will insert the following new line item in the Summary of the Amended Offer titled “E – Material Terms of the New Warrants”.

SideChannel, Inc. Schedule TO-I Filed November 7, 2023 File No. 005-83375 Page 4

The New Warrants contain the following material terms:

●	Each (1) New Warrant can subscribe for and purchase one (1) share of common stock from the Company at an exercise price of eighteen cents ($0.18) during a five (5) year period from the date of issuance.
●	The New Warrant can be exercised on a cash or cashless basis.
●	The New Warrants will automatically convert if the common stock trades at a bid price equal to or greater than thirty-six cents ($0.36) for thirty (30) consecutive trading days. New Warrant holders will be notified if the automatic conversion is triggered and will be provided with twenty (20) trading days to deliver a notice of exercise to the Company.
●	The New Warrants will be adjusted for stock dividends and stock splits should such an event occur during the term of the warrant.

We understand the Staff’s direction to allow sufficient time for 2021 Investor Warrant holders to review and respond to the changes in the Amended Offer. The Amended Offer will be emailed to the target security holders in the same manner as was done with the initial Offer to Exchange with a period of ten (10) business days for the target security holders to react. If necessary, the Expiration Date will be extended to provide for the ten (10) business day review period.

8.	Under the subheading “Withdrawal Rights,” on page 7 of the Offer to Exchange, disclose that tendering holders of 2021 Investor Warrants may withdraw their tenders if not accepted for exchange after the expiration of forty business days from the commencement of the Offer. See Rule 13e-4(f)(2)(ii).

The Amended Offer will include the following language under the subheading Withdrawal Rights on Page 7: “Tendering 2021 Investor Warrant holders may withdraw their tenders if not accepted for exchange after the expiration of forty (40) business days from the commencement of the Offer.”

9.	On page 7 of the Offer to Exchange, in the first paragraph under the subheading “Withdrawal Rights,” you state that “[d]elivery of the Withdrawal Form by facsimile or email will not be accepted,” whereas the first sentence of that paragraph and the Withdrawal Form indicate that email is an acceptable method of delivery. Please revise to address this discrepancy. Additionally, if the Withdrawal Form will be accepted via email delivery, then provide an email address where forms can be submitted in the “Withdrawal Rights” section.

We are accepting the Withdrawal Form via email delivery and will modify the Offer to Exchange accordingly. We are not accepting the Withdrawal Form by facsimile. We will revise the language on page 7 of the Amended Offer to clarify that email is an acceptable means of transmitting the Withdrawal Form and will include an email address where the forms can be submitted. We checked both the Letter of Transmittal and Withdrawal Notice instructions and did not find this discrepancy in either document.

SideChannel, Inc. Schedule TO-I Filed November 7, 2023 File No. 005-83375 Page 5

10.	Refer to the following statements on page 8 of the Offer to Exchange: “We will determine, in our discretion, all questions as to form, validity, including time of receipt, eligibility and acceptance of any tender of 2021 Investor Warrants or withdrawal of tendered 2021 Investor Warrants. Our determination of these matters will be final and binding on all parties.” Please revise these statements to include a qualifier that warrant holders are not foreclosed from challenging your determination in a court of competent jurisdiction. Also, add a similar qualifier to the bolded language in all caps at the end of the subsection entitled “Withdrawal Rights.”

These statements will be revised to include a qualifier that 2021 Investor Warrant holders are not foreclosed from challenging our determination in a court of competent jurisdiction. A similar qualifier will be added to the bolded language in all caps at the end of subsection 2(B).

Notwithstanding the foregoing, the 2021 Investor Warrant holders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction.

11.	On page 8 of the Offer to Exchange, you state: “[u]pon the terms and subject to the conditions of the Offer, we expect, upon the expiration of the Offer, to . . . issue Common Stock and New Warrants in exchange for tendered Warrants pursuant to the Offer . . . .” Please revise to disclose your anticipated timing for issuing the Common Stock and New Warrants after the Expiration Date, ensuring that payment for or return of tendered securities is made promptly. See Rule 13e-4(f)(5).

We expect to issue Common Stock and New Warrants in exchange for tendered 2021 Investor Warrants pursuant to the Offer, within two (2) trading days after the Expiration Date. The Company will round the number of Shares and New Warrants to which such holder is entitled, after aggregating all fractions, up to the next whole number of Shares and New Warrants.

SideChannel, Inc. Schedule TO-I Filed November 7, 2023 File No. 005-83375 Page 6

12.	Refer to the following statement made at the top of page 9 of the Offer to Exchange: “If you tender Warrants pursuant to the Offer, you will receive legended Shares and you will generally be entitled to ‘tack’ your holding period of the 2021 Investor Warrants so tendered for purposes of Rule 144 under the Securities Act.” If true, please revise to clarify that the Shares received by participating holders of the 2021 Investor Warrants will be restricted securities, and please reconcile with your statement, on page 6 of the Offer to Exchange, that the new securities are being issued in reliance on the exemption set forth in Section 3(a)(9) of the Securities Act of 1933.

The Company will provide the following language in the Amended Offer:

If you tender 2021 Investor Warrants pursuant to the Offer, you will receive restricted Shares, that may not be resold or transferred by you, except pursuant to an available exemption such as Rule 144 of the Securities Act and you will generally be entitled to “tack” your holding period of the 2021 Investor Warrants so tendered for purposes of Rule 144. The Shares and New Warrants are being issued by the Company in reliance on the exemption from registration set forth in Section 3(a)(9) of the Securities Act.

13.	Revise the subheading “Purpose of the Offer,” starting on page 10 of the Offer to Exchange, to address the tender offer for Company warrants (including the 2021 Investor Warrants) conducted by the Company in August 2023. Please explain why the terms of this Offer to Exchange differ from that previous tender offer and how those differences are consistent with the purpose(s) for conducting this Offer.

The tender offer for Company warrants conducted by the Company in August 2023 (“August 2023 Offer”) provided certain warrant holders Shares only. The current Offer to Exchange differs from the August 2023 Offer in that it provides a New Warrant in addition to the Shares provided in the August 2023 Offer. Second, the August 2023 Offer included 2021 Investor Warrants and warrants held by representatives of Paulson Investment Company. The current Offer to Exchange is made only to the holders of 2021 Investor Warrants.

The August 2023 Offer and the current Offer to Exchange are intended to accomplish the same objectives. We withdrew the August 2023 Offer because we didn’t achieve the participation level necessary to complete the August 2023 Offer. The current Offer to Exchange reflects feedback received from target security holders during the tender of the August 2023 Offer.

SideChannel, Inc. Schedule TO-I Filed November 7, 2023 File No. 005-83375 Page 7

14.	On page 11 of the Offer to Exchange, you describe the Board of Directors’ “discretionary authority” to implement a reverse stock split, but state that “[t]he Board of Directors has not yet determined what if any action will be taken pursuant to this reverse-split authorization.” Please describe how a future reverse stock split would impact the holders of the 2021 Investor Warrants and impact their decision to tender (or not). Also, revise similar disclosure elsewhere in the Offer to Exchange and your Schedule TO accordingly. Finally, revise here and under the subheading “Purpose of the Offer,” on page 10 of the Offer to Exchange, to explain how undertaking a reverse stock split after the Offer to Exchange is consistent with the stated purpose of “increasing the public float in the market” as expressed there.

Subsection 3(E) of the Amended Offer will contain this statement:

In the event of a reverse stock split, the 2021 Investor Warrant quantities and exercise price would be adjusted by the reverse stock split ratio such that the aggregate value of the exercise price multiplied by the warrant quantities after the reverse stock split would be equal to the aggregate value prior to the reverse stock split.

We are also modifying subsection 3(C) to clarify the impact of a reverse stock split on the public float.

Secondarily, the purpose of this Offer to Exchange is to increase the public float as a percentage of the total outstanding Shares in the market. In the event the Company’s Board authorizes a reverse stock split, the public float percentage of total outstanding Shares would be unchanged.

15.	We note the disclosure here that the Company has engaged Paulson as a consultant in connection with this Offer to Exchange. Please provide the disclosure required by Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.

The Amended Schedule TO will include this statement in Item 9.

In July 2021, we engaged Paulson Investment Company (“Paulson”) for strategic advisory services to be delivered over a four-year term in exchange for 4,000,000 shares of common stock. We have been consulting with Paulson regarding the Offer to Exchange through this strategic advisory services agreement. We did not incur additional costs with Paulson related to the Offer to Exchange. Paulson did not solicit the tender of any of the 2021 Investor Warrants.

SideChannel, Inc. Schedule TO-I Filed November 7, 2023 File No. 005-83375 Page 8

16.	Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. Please revise the Offer to Exchange to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure in the same manner as the original offer materials.

The Company will include in the Amended Offer the summary information called for by Item 1010(c) of Regulation M-A and will disseminate the Amended Offer in the same manner as the original offer materials.

17.	Please update the book value per share disclosed in this section of the Offer to Exchange and Item 10(a) of Schedule TO to reflect the most recent balance sheet presented in the financial information incorporated by reference. See Item 1010(a)(4) of Regulation M-A.

The most recent balance sheet presented in the financial information incorporated by reference is the Form 10-Q filed on August 9, 2023 for the period ended June 30, 2023. The book value figures in Item 10(a) of the Offer to Exchange have been prepared using the June 30, 2023 balance sheet.

18.	It appears you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A. Please explain why you do not believe that pro forma financial information is material in the context of this Offer to Exchange, or revise to provide it in the amended offer materials.

We have determined that pro forma financial information is not material in the context of this Offer to Exchange because the tender does not impact earnings, assets, or liabilities. The accounting for the Offer to Exchange will be a reclass between equity accounts because the value of the warrants at July 1, 2022 was used to create the opening balance sheet for the business combination between Cipherloc Corporation and SCS, Inc. that closed on July 1, 2022. This Offer to Exchange will increase common stock and decrease additional paid in capital.

We believe that the foregoing fully responds to the Staff’s comments. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (317) 910-0838.

Respectfully submitted,

/s/Ryan Polk
Ryan Polk, Chief Financial Officer